SCHEDULE 13G
Amendment No. 1
United Meridian
Corporation Common Stock
$0.01 par value


Cusip # 910-865-10-4

Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #: 910-865-10-4

Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip Number: 910-865-104
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IN


Item 1(a) United Meridian
Corporation

Item 1(b) 1201 Louisiana,
Suite 1400, Houston, Texas
77002

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue,
New York, NY  10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock $0.01
par value

Item 2(e) 910-865-10-4

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by
reference to items (5) (9)
and (11) of the cover page
pertaining to each reporting
person.

Item 5. The reporting
persons have ceased to be
the beneficial owners of
more than 5% of the class.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.


After reasonable inquiry and
to the best of my knowledge
and belief, I
certify that the information
set forth in this statement
is true, complete and
correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer


JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman Under
Power of Attorney dated
1/27/95 On File with
Schedule 13G for Kohl's
Corp. 2/7/95.

AGREEMENT

The undersigned agree that
this Amendment No. 1 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of United
Meridian Corporation shall
be filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G

for Kohl's Corp. 2/7/95